Exhibit 99.34

Sandspring Resources Ltd. Announces Filing of Amended and Restated Third Quarter
2009 Financial Statements and Related Management's Discussion and Analysis

TORONTO, April 12, 2010 – Sandspring Resources Ltd (“Sandspring”) (SSP: TSX-V) announces that it has filed amended and restated unaudited interim financial statements and related management’s discussion and analysis (“MD&A”) for the three and nine months ended September 30, which are available on SEDAR at www.sedar.com.  Such financial statements and related MD&A have been amended to reflect an increase in cash held in trust from $nil to $6,000,050 as at September 30, 2009 as a result of the 17,430,000 outstanding subscription receipts issued on August 14, 2009, which was inadvertently omitted in the previously filed version of such financial statements.  This adjustment has no impact on loss or comprehensive loss for the period.  Consequently, the net correction as at September 30, 2009 results in an increase of $6,000,050 in total current assets, total assets, total shareholders’ equity and total current liabilities added to total shareholders’ equity.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s company profile or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact: Mr. Carmelo Marrelli, CFO

Sandspring Resources Ltd.
500-360 Bay Street
Toronto Ontario
Canada M5H 2V6
Tel: (416) 361-0737

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.